Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Basis of preparation and significant accounting policies	7
3. Expenses	9
4. Trade and other receivables	11
5. Investments	11
6. Trade and other payables	12
7. Inventories	12
8. Mining interests	13
9. Long-term debt	15
10. Non-current derivative financial liabilities	17
11. Leases	19
12. Derivative instruments	20
13. Reclamation and closure cost obligations	22
14. Share capital	23
15. Income and mining taxes	25
16. Supplemental cash flow information	26
17. Segmented information	27
18. Fair value measurement	28
19. Commitments	30

CONDENSED CONSOLIDATED INCOME STATEMENTS

Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	Note	2021	2020
Revenues		164.9	142.3
Operating expenses	3	93.9	89.7
Depreciation and depletion		45.1	52.0
Revenue less cost of goods sold		25.9	0.6
Corporate administration		5.3	4.5
Share-based payment expenses	14	(1.1)	0.2
Exploration and business development		2.1	1.8
Income (loss) from operations		19.6	(5.9)
Finance income	3	0.1	0.2
Finance costs	3	(9.4)	(13.5)
Other gains (losses)	3	8.7	(3.9)
Income (loss) before taxes		19.0	(23.1)
Income tax expense	15	(3.9)	(5.2)
Net earnings (loss)		15.1	(28.3)
Earnings (loss) per share
Basic	14	0.02	(0.04)
Diluted	14	0.02	(0.04))
Weighted average number of shares outstanding (in millions)
Basic	14	680.6	676.0
Diluted	14	682.8	676.0
See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Three months ended March 31
(in millions of U.S. dollars)	Note	2021	2020
Net earnings (loss)		15.1	(28.3)
Other comprehensive income
Gain on revaluation of non-current derivative financial liabilities	10	35.3	5.5
Total comprehensive income (loss)		50.4	(22.8)
See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents		131.2	186.3
Trade and other receivables	4	81.2	77.1
Inventories	7	95.9	93.3
Current income tax receivable		3.5	4.0
Investments	5	59.7	45.4
Prepaid expenses and other		9.0	12.7
Total current assets		380.5	418.8
Mining interests	8	1,838.8	1,828.3
Other assets		1.9	3.0
Total assets		2,221.2	2,250.1
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	6	146.3	158.0
Current income tax payable		0.5	0.7
Total current liabilities		146.8	158.7
Reclamation and closure cost obligations	13	108.1	113.5
Non-current derivative financial liabilities	10	558.3	617.4
Long-term debt	9	489.6	489.2
Deferred tax liabilities		56.7	53.5
Lease obligations	11	17.9	19.5
Other liabilities		3.3	9.0
Total liabilities		1,380.7	1,460.8
Equity
Common shares	14	3,154.9	3,154.0
Contributed surplus		106.6	106.7
Other reserves		(81.5)	(116.8)
Deficit		(2,339.5)	(2,354.6)
Total equity		840.5	789.3
Total liabilities and equity		2,221.2	2,250.1
See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Three months ended March 31
(in millions of U.S. dollars)	Note	2021	2020
COMMON SHARES
Balance, beginning of period		3,154.0	3,144.5
Issuance of common shares under First Nations agreements		0.4	—
Exercise of options and vested performance share units		0.5	0.1
Balance, end of period		3,154.9	3,144.6
CONTRIBUTED SURPLUS
Balance, beginning of period		106.7	105.7
Exercise of options and vested performance share units	14	(0.5)	—
Equity settled share-based payments		0.4	0.2
Balance, end of period		106.6	105.9
OTHER RESERVES
Balance, beginning of period		(116.8)	(13.6)
Gain on revaluation of non-current derivative financial liabilities (net of tax)	10	35.3	5.5
Balance, end of period		(81.5)	(8.1)
DEFICIT
Balance, beginning of period		(2,354.6)	(2,275.3)
Net earnings (loss)		15.1	(28.3)
Balance, end of period		(2,339.5)	(2,303.6)
Total equity		840.5	938.8
See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

Three months ended March 31
(in millions of U.S. dollars)	Note	2021	2020
OPERATING ACTIVITIES
Net earnings (loss)		15.1	(28.3)
Adjustments for:
Foreign exchange loss (gain)		0.5	(9.6)
Depreciation and depletion		45.4	52.8
Financial instrument transaction costs		0.2	3.4
Other non-cash adjustments	16	(8.5)	12.9
Income tax expense	15	3.9	5.2
Finance income	3	(0.1)	(0.2)
Finance costs	3	9.4	13.5
Reclamation and closure costs paid	13	(1.6)	(2.1)
		64.3	47.6
Change in non-cash operating working capital	16	(10.4)	4.2
Income taxes paid		(0.6)	(0.5)
Cash generated from operations		53.3	51.3
INVESTING ACTIVITIES
Mining interests		(53.8)	(65.3)
Proceeds from sale of Mesquite		—	7.5
Proceeds from sale of other assets		0.1	—
Investment and other financial instrument acquisitions		(23.5)	(0.8)
Interest received		0.1	0.2
Cash used by investing activities		(77.1)	(58.4))
FINANCING ACTIVITIES
Proceeds from New Afton free cash flow interest obligation, net of transaction costs	10	—	299.6
Lease payments		(2.7)	(2.9)
Cash settlement of non-current derivative financial liabilities	10	(12.0)	(4.7)
Interest paid		(17.4)	(1.4)
Drawdown of credit facility	9	—	35.0
Cash (used by) generated from financing activities		(32.1)	325.6
Effect of exchange rate changes on cash and cash equivalents		0.8	(1.5)
Change in cash and cash equivalents		(55.1)	317.0
Cash and cash equivalents, beginning of period		186.3	83.4
Cash and cash equivalents, end of period		131.2	400.4
Cash and cash equivalents are comprised of:
Cash		94.3	333.2
Short-term money market instruments		36.9	67.2
		131.2	400.4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.	Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), and the Cerro San Pedro Mine in Mexico (in reclamation) (“Cerro San Pedro” or "CSP"). The Company also holds an 8% gold stream on the Artemis Gold Blackwater ("Blackwater") project located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada.

2.	Basis of preparation and significant accounting policies
(a)	Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted below in “changes in accounting policies”. These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on May 4th, 2021.

(b)	Changes in accounting policies
IAS 16 - Property, Plant and Equipment
The amendments to IAS 16 prohibit deducting the proceeds from selling items produced while bringing the asset to the location and condition necessary for them to be capable of operating in the manner intended by management from the cost of property, plant and equipment. Instead, a company will recognize such sales proceeds and related costs in profit or loss. With the adoption of the amended standard, pre-commercial production sales and related costs while bringing a project into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”. This amendment is in effect January 1, 2022 with early adoption permitted.

The Company has early adopted this amendment as of January 1, 2021 with retrospective application only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. The Company expects that the adoption of this amendment will apply to revenue generated by the sale of underground ore at Rainy River in 2021, however the impact is not anticipated to be material. There was no impact on the prior-year period.

3.	Expenses
(a)	Operating expenses by nature

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
OPERATING EXPENSES BY NATURE
Raw materials and consumables	39.1	34.1
Salaries and employee benefits	36.5	30.7
Contractors	18.6	16.6
Repairs and maintenance	13.2	8.5
General and administrative	5.9	5.3
Leases	0.8	0.9
Royalties	1.9	3.0
Drilling and analytical	1.1	0.3
Other	2.6	2.4
Total production expenses	119.7	101.8
Less: Production expenses capitalized	(26.1)	(16.8)
Add: Change in inventories	0.3	4.7
Total operating expenses	93.9	89.7

(b)	Finance costs and income

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
FINANCE COSTS
Interest on senior unsecured notes	9.0	11.0
Interest on Credit Facility	0.2	0.6
Accretion	0.8	1.3
Other finance costs	1.6	1.1
Total finance costs	11.6	14.0
Less: amounts included in cost of qualifying assets	(2.2)	(0.5)
Total finance costs	9.4	13.5
FINANCE INCOME
Interest income	0.1	0.2

(c)	Other gains and (losses)

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
OTHER GAINS AND (LOSSES)
(Loss) gain on foreign exchange	(0.7)	10.8
Loss on disposal of assets	(0.2)	(0.8)
Loss on revaluation of investments	(8.3)	—
Unrealized gain (loss) on revaluation of non-current derivative financial liabilities	18.7	(9.2)
Settlement and loss on revaluation of gold price option contracts	—	(1.2)
Settlement and loss on revaluation of copper price option contracts	(1.2)	—
Revaluation of CSP's reclamation and closure cost obligation	(0.5)	0.4
Financial instrument transaction costs	(0.2)	(3.4)
Flow through share premium(1)	1.7	—
Other	(0.6)	(0.5)
Total other gains (losses)	8.7	(3.9)

1.
In the fourth quarter of 2020 the Company issued 3,824,000 flow through shares and recognized a premium on the difference between the issue price and the share price on the date of close. In 2021 the flow through share premium was recognized in income when the Company renounced the related tax benefits.

4.	Trade and other receivables

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
TRADE AND OTHER RECEIVABLES
Trade receivables	11.0	8.0
Sales tax receivable	18.5	15.4
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	(1.4)	(0.9)
Proceeds due from sale of Mesquite(1)	12.8	12.8
Proceeds due from sale of Blackwater(2)	39.8	39.3
Other	0.5	2.5
Total trade and other receivables	81.2	77.1
1.
In 2020, the Company recognized a receivable of $12.8 million for outstanding income tax refunds at Mesquite due to the enactment of the Coronavirus Aid, Relief, and Economic Security Act in the United States, which supported the recognition of this receivable.

2.	The Blackwater project was sold in the third quarter of 2020 and the Company retained an 8% stream on gold production from the property and C$50.0 million of the proceeds are due on August 21, 2021.

5.	Investments

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
MARKETABLE EQUITY SECURITIES(3)
Artemis Gold Inc.(1)	30.2	37.3
Harte Gold Corp.(2)	19.1	—
Other marketable securities	9.5	7.2
Total marketable equity securities	58.8	44.5
Other Investments	0.9	0.9
Total investments	59.7	45.4
1.	Until November 2021, the Company requires Artemis' consent in order to transfer or dispose of the investment.

2.	In March 2021, the Company completed the acquisition of 14.9% of Harte Gold Corp for $19.8 million (C$24.8 million).

3.	In April 2021, the Company completed the acquisition of Talisker Resources Ltd. for $11.0 million (C$13.8 million).

6.	Trade and other payables

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
TRADE AND OTHER PAYABLES
Trade payables	49.5	41.6
Interest payable	8.9	16.7
Accruals	51.0	57.4
Current portion of reclamation and closure cost obligations (Note 13)	6.1	5.7
Current portion of gold stream obligation (Note 10)	30.8	32.1
Current portion of New Afton free cash flow interest obligation (Note 10)	—	4.5
Total trade and other payables	146.3	158.0

7.	Inventories

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
INVENTORIES
Stockpile ore	16.3	21.6
Work-in-process	12.3	9.3
Finished goods(1)	10.8	7.0
Supplies	56.5	55.4
Total current inventories	95.9	93.3
1.	The amount of inventories recognized in operating expenses for the three months ended March 31, 2021 were $90.3 million (2020 - $84.9 million).

8.	Mining interests

Mining Properties
Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2019	1,451.1	409.0	1,260.2	129.4	3,249.7
Additions	57.7	85.7	68.3	88.2	299.9
Disposals	—	—	(9.1)	—	(9.1)
Transfers	60.6	—	—	(60.6)	—
Sale of Blackwater, net of retained mineral interest(1)	—	(194.3)	(20.3)	—	(214.6)
As at December 31, 2020	1,569.4	300.4	1,299.1	157.0	3,325.9
Additions	9.3	26.7	6.0	13.8	55.8
Disposals	(0.2)	—	(1.8)	—	(2.0)
Transfers	59.9	—	30.5	(90.4)	—
As at March 31, 2021	1,638.4	327.1	1,333.8	80.4	3,379.7
ACCUMULATED DEPRECIATION
As at December 31, 2019	831.4	—	490.3	—	1,321.7
Depreciation for the year	77.7	—	112.0	—	189.7
Disposals	—	—	(7.2)	—	(7.2)
Sale of Blackwater(1)	—	—	(6.6)	—	(6.6)
As at December 31, 2020	909.1	—	588.5	—	1,497.6
Depreciation for the period	20.0	—	25.0	—	45.0
Disposals	—	—	(1.7)	—	(1.7)
As at March 31, 2021	929.1	—	611.8	—	1,540.9
CARRYING AMOUNT
As at December 31, 2020	660.3	300.4	710.6	157.0	1,828.3
As at March 31, 2021	709.3	327.1	722.0	80.4	1,838.8
1.	The Blackwater project was sold in the third quarter of 2020 and the Company retained an 8% stream on gold production from the property.

Carrying amount by property as at March 31, 2021

As at March 31, 2021
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	378.7	151.6	152.9	29.6	712.8
Rainy River	330.6	24.4	566.9	50.8	972.7
Other(1)	—	151.1	2.2	—	153.3
Carrying amount	709.3	327.1	722.0	80.4	1,838.8
1.	Other includes corporate balances, exploration properties, and the retained mineral interest in the Blackwater property.

Carrying amount by property as at December 31, 2020:
As at December 31, 2020
(in millions of U.S. dollars)	Depletable	Non-depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	382.9	127.5	150.0	27.4	687.8
Rainy River	277.4	21.8	558.4	129.6	987.2
Other(1)	—	151.1	2.2	—	153.3
Carrying amount	660.3	300.4	710.6	157.0	1,828.3
1.	Other includes corporate balances, exploration properties, and the retained mineral interest in the Blackwater property.

9.	Long-term debt
Long-term debt consists of the following:

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
LONG-TERM DEBT
Senior unsecured notes - due May 15, 2025 (a)	96.4	96.3
Senior unsecured notes - due July 15, 2027 (b)	393.2	392.9
Credit Facility (c)	—	—
Total long-term debt	489.6	489.2

(a)	Senior Unsecured Notes – due May 15, 2025
As at March 31, 2021 the Company has $100.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“the 2025 Unsecured Notes”). The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•
During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Date	Redemption prices (%)
2020	104.78
2021	103.19
2022	101.59
2023 and thereafter	100.00

(b)	Senior Unsecured Notes - due July 15, 2027
As at March 31, 2021 the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 ("the 2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual instalments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2027 Unsecured Notes are redeemable by the Company in whole or in part:

•
At any time prior to July 15, 2023 at a redemption price of 100% of the aggregate principal amount of the 2027 Unsecured Notes, plus a make-whole premium (consisting of the redemption price as described below, and future interest that would have been paid up to the first call date of July 15, 2023), plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12-month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2023	103.75
2024	101.88
2025 and thereafter	100.00

(c)	Credit Facility
The Company holds a revolving credit facility (the “Credit Facility”) with a maturity date of October 2023 and has a borrowing limit of $350.0 million. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:

•	The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•	The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•	The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

Twelve months ended March 31	Twelve months ended December 31
Financial Covenant		2021	2020
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	5.2 : 1	5.0 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	2.0 : 1	1.8 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.3 : 1	0.3 : 1

The interest margin on drawings under the Credit Facility ranges from 1.75% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 3.25% over LIBOR as at March 31, 2021 (December 31, 2020 – 3.00%). The standby fees on undrawn amounts under the Credit Facility range from 0.62% to 0.96%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.73% as at March 31, 2021 (December 31, 2020 – 0.68%).
For the three months ended March 31, 2021, $nil has been drawn under the Credit Facility. The Credit Facility has been used to issue letters of credit amounting to $46.4 million (December 31, 2020 - $46.0 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

10.	Non-current derivative financial liabilities

The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	Total
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2019	164.5	—	164.5
Proceeds received	—	300.0	300.0
Settlements during the period	(24.1)	—	(24.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	19.2	84.0	103.2
Other fair value adjustments(2)	58.3	52.1	110.4
Balance, December 31, 2020	217.9	436.1	654.0
Less: current portion	(32.1)	(4.5)	(36.6)
Non-current portion of derivative financial liabilities	185.8	431.6	617.4
Balance, December 31, 2020	217.9	436.1	654.0
Settlements during the period	(5.9)	(4.9)	(10.8)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(2.4)	(32.9)	(35.3)
Other fair value adjustments(2)	(6.3)	(12.5)	(18.8)
Balance, March 31, 2021	203.3	385.8	589.1
Less: current portion(3)	(30.8)	—	(30.8)
Non-current portion of derivative financial liabilities	172.5	385.8	558.3
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.
3.	The current portion of the derivative financial liabilities is included in trade and other payables on the statement of financial position.

Rainy River Gold Stream Obligation

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40 year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.

New Afton Free Cash Flow Interest Obligation

In the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46% joint venture interest in New Afton in four years, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The agreement includes a minimum cash guarantee at the end of four years and a buyback option for New Gold.

The Company has designated the free cash flow interest obligation as an FVTPL under the scope of IFRS 9. Fair value of the free cash flow interest obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive income, as required by IFRS 9 for financial liabilities designated as at FVTPL.

Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in any expected ounces to be delivered
• Change in future metal prices

New Afton free cash flow interest obligation
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in any expected ounces to be delivered
• Change in future metal prices
• Change in production profile, operating and capital costs at New Afton, including considerations to the minimum cash guarantee over the first four years of the instrument

11. Leases
(a)	Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per Note 8 of the Company’s condensed consolidated financial statements.
As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
RIGHT-OF-USE- ASSETS
Opening balance	35.2	43.2
Additions	—	7.5
Depreciation	(3.0)	(12.9)
Disposals	(0.2)	(2.6)
Total right-of-use-assets	32.0	35.2

(b)	Lease liabilities
Please see below for a maturity analysis of the Company’s lease payments:

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
MATURITY ANALYSIS FOR LEASES
Less than 1 year	10.3	10.6
Between 1 and 3 years	17.9	19.3
Between 3 and 5 years	0.2	1.5
Total undiscounted lease payments(1)	28.4	31.4
Carrying value of lease liabilities	27.2	29.1
Less: current portion of lease liabilities(2)	(9.3)	(9.6)
Non-current portion of lease liabilities	17.9	19.5

1.	Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.	The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.

For the three months ended March 31, 2021, the Company recognized $0.3 million (2020 - $0.3 million) in interest expense on lease liabilities. For the three months ended March 31, 2021, the Company expensed $0.5 million (2020 - $0.7 million) related to leases that are classified as short term.

12. Derivative instruments

As at March 31	As at December 31
(in millions of U.S. dollars)	2021	2020
DERIVATIVE ASSETS
Copper price option contracts(1)	0.3	—
Total derivative assets	0.3	—
DERIVATIVE LIABILITIES
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	1.4	0.9
Total derivative liabilities	1.4	0.9
1.	Copper price option contracts are included within prepaid expenses and other in the statement of financial position.
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)	Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at March 31, 2021. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

Three months ended March 31, 2021

(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) GAIN ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	(0.7)	0.2	(0.5)
Unrealized	(0.7)	1.1	0.4
Total (loss) gain	(1.4)	1.3	(0.1)

Three months ended March 31, 2020
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.5	(2.2)	(1.7)
Unrealized	0.5	(2.8)	(2.3)
Total gain (loss)	1.0	(5.0)	(4.0)

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

Three months ended March 31, 2021
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	0.9	(2.6)	(1.7)
Unrealized	0.7	(2.5)	(1.8)
Total gain (loss)	1.6	(5.1)	(3.5)

Three months ended March 31, 2020
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(2.5)	1.9	(0.6)
Unrealized	0.1	3.9	4.0
Total (loss) gain	(2.4)	5.8	3.4

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

As at March 31	As at December 31
	2021	2020
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	1.9	1.2
Copper pounds (millions)	0.6	1.6

(b)	Copper put option contracts
In January 2021, the Company entered into copper price option contracts by purchasing put options at average strike prices outlined in the table below.

The put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s put options up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

	Quantity outstanding (lb)	Remaining team	Exercise price ($/lb)	Fair value - asset (liability)
COPPER PRICE OPTION CONTRACTS OUTSTANDING
Copper put contracts - purchased	22.5 million	April 2021 – September 2021	3.10	0.3

13. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Blackwater(1)	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Reclamation expenditures	(1.2)	—	(5.6)	—	(6.8)
Unwinding of discount	1.0	0.2	0.4	0.1	1.7
Revisions to expected cash flows	12.9	15.1	(3.4)	0.8	25.4
Foreign exchange movement	1.7	0.9	(0.4)	(0.4)	1.8
Liabilities sold	—	—	—	(9.9)	(9.9)
Balance – December 31, 2020	81.4	34.2	3.6	—	119.2
Less: current portion of closure costs (Note 6)	(2.5)	—	(3.2)	—	(5.7)
Non-current portion of closure costs	78.9	34.2	0.4	—	113.5
Balance – December 31, 2020	81.4	34.2	3.6	—	119.2
Reclamation expenditures	(0.1)	—	(0.9)	—	(1.0)
Unwinding of discount	0.2	0.1	—	—	0.3
Revisions to expected cash flows	(5.0)	(1.1)	0.5	—	(5.6)
Foreign exchange movement	1.0	0.4	(0.1)	—	1.3
Balance – March 31, 2021	77.5	33.6	3.1	—	114.2
Less: current portion of closure costs (Note 6)	(3.4)	—	(2.7)	—	(6.1)
Non-current portion of closure costs	74.1	33.6	0.4	—	108.1
1.	The Blackwater project was sold in the third quarter of 2020.

14. Share capital
At March 31, 2021, the Company had an unlimited number of authorized common shares, of which 680.7 million common shares are issued and outstanding.
(a) No par value common shares issued
Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2019	675,957	3,144.5
Issuance of common shares	350	0.7
Issuance of flow through shares(1)	3,824	8.6
Exercise of options and vested performance share units	119	0.2
Balance at December 31, 2020	680,250	3,154.0
Issuance of common shares under First Nations agreements	250	0.4
Exercise of options and vested performance share units	225	0.5
Balance at March 31, 2021	680,725	3,154.9
1.	In December 2020, the Company closed a flow-through financing for proceeds of $10.2 million (gross proceeds less equity issuance costs) consisting of the issue and sale of 3,824,000 Common Shares at a price of C$3.40 per share to fund exploration drilling programs at Rainy River and New Afton.

(b)	Share-based payment expenses
The following table summarizes share-based payment expenses:

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
SHARE-BASED PAYMENT EXPENSES
Stock option expense	0.2	0.2
Performance share unit expense	0.5	0.1
Restricted share unit expense	(0.6)	0.6
Deferred share unit expense	(1.5)	(0.1)
Shares issued under First Nations agreements	(0.1)	—
Total share-based payment expenses	(1.5)	0.8
1.	For the three months ended March 31, 2021 $(0.4) million of share-based expenses were recognized in operating expenses (2020 – $0.6 million).

(i) Stock options

The following table presents changes in the Company’s stock option plan:

Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2019	5,578	2.81
Granted	2,329	1.20
Exercised	(32)	1.17
Forfeited	(677)	4.06
Expired	(2,363)	3.45
Balance at December 31, 2020	4,835	1.59
Granted	1,632	2.06
Exercised	(23)	1.19
Balance at March 31, 2021	6,444	1.71

(c)	Earnings (loss) per share

The following table sets out the calculation of loss per share:

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
CALCULATION OF EARNINGS (LOSS) PER SHARE
Net earnings (loss)	15.1	(28.3)
Basic weighted average number of shares outstanding (in millions)	680.6	676.0
Dilution of securities:
Stock options	2.2	—
Diluted weighted average number of shares outstanding (in millions)	682.8	676.0
Net earnings (loss) per share:
Basic	0.02	(0.04)
Diluted	0.02	(0.04)

The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.

Three months ended March 31
(in millions of units)	2021	2020
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	0.6	7.5

15.	Income and mining taxes
The following table outlines the composition of income tax expense between current tax and deferred tax:
Three months ended March 31
(in millions of U.S. dollars)	2021	2020
CURRENT INCOME AND MINING TAX EXPENSE
Canada	0.6	0.8
Foreign	0.1	—
	0.7	0.8
DEFERRED INCOME AND MINING TAX EXPENSE
Canada	3.2	4.4
Total income tax expense	3.9	5.2

16.	Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:
Three months ended March 31
(in millions of U.S. dollars)	2021	2020
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(4.8)	1.2
Inventories	(1.7)	2.3
Prepaid expenses and other	4.9	—
Trade and other payables	(8.8)	0.7
Total change in non-cash operating working capital	(10.4)	4.2

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
OTHER NON-CASH ADJUSTMENTS
Loss on FX derivative	—	0.3
Unrealized loss (gain) on concentrate contracts	1.4	(1.1)
Equity settled share-based payment expense	0.2	0.2
Loss on disposal of assets	0.2	0.8
Settlement and loss on revaluation of gold price option contracts	—	1.2
Loss on revaluation of copper price option contracts	1.2	—
Unrealized (gain) loss on revaluation of non-current derivative financial instruments	(18.8)	9.2
Revaluation of CSP’s reclamation and closure cost obligation	0.5	(0.4)
Inventory provision	0.2	2.7
Loss on revaluation of investments	8.3	—
Flow through share premium	(1.7)	—
Total other non-cash adjustments	(8.5)	12.9

17.	Segmented information
(a)	Segment revenues and results
The Company manages its reportable operating segments by operating mines. Operating results of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:
Three months ended March 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	92.5	19.9	—	112.4
Copper revenues	—	48.1	—	48.1
Silver revenues	3.3	1.1	—	4.4
Total revenues(1)	95.8	69.1	—	164.9
Operating expenses	53.9	40.0	—	93.9
Depreciation and depletion	33.8	11.3	—	45.1
Revenue less cost of goods sold	8.1	17.8	—	25.9
Corporate administration	—	—	5.3	5.3
Share-based payment expenses	—	—	(1.1)	(1.1)
Exploration and business development	0.4	1.4	0.3	2.1
Income (loss) from operations	7.7	16.4	(4.5)	19.6
1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2021.

Three months ended March 31, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	76.8	21.8	—	98.6
Copper revenues	—	41.7	—	41.7
Silver revenues	1.0	1.0	—	2.0
Total revenues(1)	77.8	64.5	—	142.3
Operating expenses	56.8	32.9	—	89.7
Depreciation and depletion	35.4	16.6	—	52.0
Revenue less cost of goods sold	(14.4)	15.0	—	0.6
Corporate administration	—	—	4.5	4.5
Share-based payment expenses	—	—	0.2	0.2
Exploration and business development	0.2	1.5	0.1	1.8
Income (loss) from operations	(14.6)	13.5	(4.8)	(5.9)
1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31,2020.

(b)	Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

	As at March 31	Total assets As at December 31	As at March 31	Total liabilities As at December 31	Capital expenditures(1) Three months ended March 31
(in millions of U.S. dollars)	2021	2020	2021	2020	2021	2020
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,063.0	1,090.2	351.1	374.8	28.1	33.5
New Afton	771.7	749.7	516.2	551.5	25.6	23.7
Other(2)	386.5	410.2	513.4	534.5	0.1	8.1
Total segmented assets, liabilities and capital expenditures	2,221.2	2,250.1	1,380.7	1,460.8	53.8	65.3
1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balance, exploration properties, the stream on Blackwater gold production, and Cerro San Pedro.

18. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the three months ended March 31, 2021 or the year ended December 31, 2020. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Gold and copper price option contracts
The fair value of the gold and copper price option contracts is measured based on fair value prices obtained from the counterparties of the gold price option contracts and copper price option contracts.

Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.

Gold stream obligation
The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2025 Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.

Free cash flow interest obligation
The fair value of the free cash flow interest obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections, including considerations to the minimum cash guarantee over the first four years of the instrument.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

As at March 31, 2021	As at December 31, 2020
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		131.2		186.3
Trade and other receivables	Financial assets at amortized cost		69.8		65.2
Provisionally priced contracts	Financial instruments at FVTPL	2	0.4	2	8.9
Gold and copper swap contracts	Financial instruments at FVTPL	2	(1.8)	2	(9.8)
Copper price option contracts	Financial Instruments at FVTPL	2	0.3	2	—
Proceeds due from income tax refunds at Mesquite(1)	Financial assets at amortized cost	1	12.8	1	12.8
Investments	Financial instruments at FVTPL	1	59.7	1	46.2
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		109.4		115.7
Long-term debt	Financial liabilities at amortized cost		489.6		489.2
Gold stream obligation	Financial instruments at FVTPL	3	203.3	3	217.9
Free cash flow interest obligation	Financial instruments at FVTPL	3	385.8	3	436.1
1.	Proceeds due from income tax refunds at Mesquite are included in trade and other receivables on the consolidated statement of financial position.
2.	Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation and the free cash flow interest obligation.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at March 31, 2021	As at December 31, 2020
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	131.2	131.2	186.3	186.3
Trade and other receivables	69.8	69.8	65.2	65.2
Provisionally priced contracts	0.4	0.4	8.9	8.9
Gold and copper swap contracts	(1.8)	(1.8)	(9.8)	(9.8)
Copper price option contracts	0.3	0.3	—	—
Proceeds due from income tax refunds at Mesquite(2)	12.8	12.8	12.8	12.8
Investments	59.7	59.7	46.2	46.2
FINANCIAL LIABILITIES
Trade and other payables(1)	109.4	109.4	115.7	115.7
Long-term debt	489.6	518.4	489.2	548.0
Gold stream obligation	203.3	203.3	217.9	217.9
Free cash flow interest obligation	385.8	385.8	436.1	436.1

1.
Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation and New Afton free cash flow interest obligation.

2.	Proceeds due from income tax refunds at Mesquite are included in trade and other receivables on the consolidated statement of financial position.

19. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2021, these commitments totaled $75.7 million, $75.5 million of which is expected to become due over the next 12 months. This compares to commitments of $65.3 million as at December 31, 2020, $65.1 million of which was expected to become due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s expectation to fulfill the contracts.